Law Offices of

KIMBERLY L. RUDGE, P.A.

Mailing Address Only:

4654 SR 64 E, #133

Bradenton, Florida 34208

(941) 747-5290 phone

(866) 903-8504 facsimile

krudge@tampabay.rr.com

May 23, 2014

Via Edgar

Attn: Lilyanna Peyser, Special Counsel

Securities and Exchange Commission

Washington, D.C. 20549

Re:

Diamond Enterprises Technologies, Inc.

Form:  S-1/A 4

File No: 3330192135

Response to: Comment letter dated May 21, 2014

Dear Ms. Peyser,

In response to the Commissions most recent Comment letter dated May 21, 2014, the Company responds as follows:

General

Certain Relationships and Related Party Transactions, page 26

1. We note your response to comment 5 in our letter dated April 29, 2014 and we also note that you have filed a Note payable to Mr. Musheyev for $45,000 dated February 12, 2014.  However, your disclosure indicates that the note was for $15,000.  Please revise your disclosure here and in the notes to the financial statements to disclose accurately the amount and date of the Note, or advise.

The Note payable to Mr. Musheyev for $15,000 is dated February 7, 2014 and has previously been filed with the Commission.  The respective sections of the S-1 and the notes to the financial statements have been revised to reflect the $45,000 note to Mr. Musheyev dated February 12, 2014 and to more clearly identify the $15,000 note.

Corporate ▪  Mediation  ▪  Real Estate

 Florida Supreme Court Certified Circuit Civil Mediator

Page Two

May 23, 2014

Plan of Distribution, page 31

2. We note your response to comment 6 in our letter dated April 29, 2014 and re-issue the last sentence of that comment.

The S-1 has been revised to remove the references to agents, dealers and underwriters on the top of page 33.

Sincerely,

Kimberly L. Rudge

Encls.

Corporate ▪  Mediation  ▪  Real Estate

 Florida Supreme Court Certified Circuit Civil Mediator